This Prospectus Supplement filed pursuant to Rule 424(b)(3)
Registration No. 333-147433

$225,000,000

9.00% Convertible Senior Notes due 2012

36,858,060 Shares of Common Stock

This prospectus supplement relates to the resale by certain selling securityholders of our 9.00% Convertible Senior Subordinated Notes due 2012. This is a supplement to the prospectus dated November 15, 2007.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates certain information in the prospectus and, accordingly, supersedes that information contained in the prospectus.

Investing in the notes and our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the prospectus dated November 15, 2007 and as updated in any filings made with the Securities and Exchange Commission that are incorporated by reference in the prospectus.

The notes and the shares of our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes were originally issued by us and sold to UBS Investment Bank, to whom we refer to in this prospectus supplement as the “initial purchaser,” in transactions exempt from the registration requirements of the federal securities laws. The initial purchaser resold the notes to persons reasonably believed by it to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion of the notes.

The table under the caption “Selling Securityholders” beginning on page 78 of the prospectus is hereby supplemented by adding to it the information regarding certain selling securityholders set forth in the table entitled “Additional Selling Securityholders” below. Set forth below are the names of the selling securityholders, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus supplement. Unless set forth below, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years. To the extent information concerning any selling securitiyholders was disclosed in the prospectus or any previous prospectus supplement, the information contained in the table entitled “Additional Selling Securityholders” below supersedes such prior information in its entirety.

The selling securityholders identified below and in the prospectus may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Additional Selling Securityholders

Name	Aggregate Principal Amount of Notes that May be Sold(1)	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock Registered Hereby(2)
Steelhead Pathfinder Master L.P.(39)	$500,000	*	—	81,906

*	Less than 1 percent.
(a)	The selling securityholder is an affiliate of a broker-dealer. In the ordinary course of business the broker-dealers, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the company or its affiliates, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of the broker-dealers, including investment affiliates, may in the ordinary course of business, effect transactions in the securities of the company.
(b)	The selling securityholder is a broker-dealer. In the ordinary course of business the broker-dealers, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, securities of the company or its affiliates, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of the broker-dealers, including investment affiliates, may in the ordinary course of business, effect transactions in the securities of the company.
(1)	In each case, represents all notes held by each selling securityholder.
(2)	Assumes conversion of all of the selling securityholder’s notes at a conversion rate of 163.8136 shares of common stock per $1,000 principal amount notes. The conversion rate of the notes will be increased if the average of the volume-weighted average price our common stock for a 20 consecutive day period ending on, but not including, August 1, 2008 is less than the floor price. See “Description of notes—Conversion Rights—Adjustment to the conversion rate on August 1, 2008.” Common stock registered hereby of each selling securityholder represents less than 1 percent of our outstanding common stock, except where noted otherwise.
(39)	J-K Navigator Fund, L.P. and Steelhead Partners LLC, both affiliates of this selling security holder, hold 5% and 9.75% of our outstanding common stock, respectively. J. Michael Johnson and Brian K. Klein, managing members of Steelhead Partners LLC, are each a controlling person of this selling securityholder.

The date of this prospectus supplement is April 4, 2008.